April 30, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Kimberly Browning

Re:	Security Equity Fund (File Nos. 002-19458 and 811-01136)
Security Mid Cap Growth Fund (File Nos. 002-32791 and 811-01316) (the “Registrants”)

Dear Ms. Browning:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment No. 125 to the registration statement of Security Equity Fund and Post-Effective Amendment No. 75 to the registration statement of Security Mid Cap Growth Fund, each filed pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on February 28, 2013 (together, the “Post-Effective Amendments”). The Post-Effective Amendments related to Large Cap Core Fund, a series of Security Equity Fund, and Mid Cap Growth Fund, a series of Security Mid Cap Growth Fund. The SEC staff’s comments were conveyed via a telephone conversation between you and Stephen Cohen of Dechert LLP on April 15, 2013. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrants, is set forth below:

General Comments

1.	Representations

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrants and their management are in possession of all facts relating to the Registrants’ disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrants acknowledging that:

•	the Registrants are responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrants may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

• the Registrants are responsible for the adequacy and accuracy of the disclosures in the filings;

• SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

• the Registrants may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Comments Relating to the Prospectuses

2.	Fees and Expenses of the Fund

a.	Comment: The SEC staff notes that values in each Fund’s “Fee Table” were not provided in Post-Effective Amendments. Please confirm in your response that including such values in a filing pursuant to Rule 485(b) does not constitute a material change that would require the Registrants to make a filing pursuant to Rule 485(a).

Response: The Registrants do not believe that including the values in each Fund’s “Fee Table” should be deemed a material change that would require the Registrants to make a filing pursuant to Rule 485(a) under the 1933 Act. As the SEC staff is aware, the values provided in the “Annual Fund Operating Expenses” section generally are derived from amounts incurred during a Fund’s most recent fiscal year, based on the Fund’s financial statements as calculated and prepared pursuant to Regulation S-X. Rule 485(b)(1)(i) under the 1933 Act provides that a mutual fund may file a registration statement pursuant to Rule 485(b) if it is filed for the purposes of bringing the financial statements up to date under Section 10(a)(3) of the 1933 Act or Rules 3-12 or 3-18 of Regulation S-X. A Fund is thus explicitly permitted to update the values included in the “Fee Table” under Rule 485(b)(1)(i). Nevertheless, the Registrant will consider the SEC staff’s recommendation in the future.

b.	Comment: In the “Fees and Expenses of the Fund” section, if a Fund invests in other investment vehicles, please confirm that the Fund does not have any acquired fund fees and expenses (“AFFE”) in excess of one basis point as per Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: We have revised the “Fees and Expenses of the Fund” section to disclose AFFE as a separate line item in each Fund’s “Fee Table.”

c.	Comment: Please confirm the values provided under the “Maximum Sales Charge (Load) Imposed on Purchases” for Class A shares and “Maximum Deferred Sales Charge (Load)” for Class B shares are correct.

Response: The Registrants confirm that the values are correct and are generally customary of the fees charged by Class A and Class B shares.

3.	Principal Investment Strategies

a.	Comment: The SEC staff believes that, because the proposed Funds’ names include “Large Cap” and “Mid Cap,” the Funds have names that subject them to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”). Please include an 80% investment policy pursuant to Rule 35d-1 under the 1940 Act or modify the Funds’ names.

b.	Response: As discussed orally, this comment was discussed with the Office of Insurance Products with respect to similar series offered by SBL Fund (the “SBL StylePlus Series”) and it is believed that the Funds’ names are not subject to Rule 35d-1 under the 1940 Act. In this regard, the Registrants refer the SEC staff to the response to the SEC staff’s comments provided by the Office of Insurance Products relating to the SBL StylePlus Series (Accession No. 0001193125-13-136469). It is the Registrants’ understanding that the response letter and further discussions relating to the SBL StylePlus Series were brought to the attention of your acting branch chief, Christian Sandoe. In subsequent discussions with the Office of Insurance Products, the SEC staff of the Office of Insurance Products recommended that the SBL StylePlus Series either adopt 80% investment policies pursuant to Rule 35d-1 or change their names. In response to these comments, it has been decided to change the SBL StylePlus Series’ names. Likewise, the Registrant’s names have been changed. We believe that the new names make it clear that they connote investment strategies as opposed to investments.

c.	Comment: Please confirm that the disclosures in the “Principal Investment Strategies” sections reflect the Funds’ principal investment strategies. To the extent that there are any non-principal investment strategies for a Fund, please do not disclose them in the “Principal Investment Strategies” section of the Prospectus.

Response: The Registrants have reviewed the “Principal Investment Strategies” sections and confirm that they believe that the Funds’ principal investment strategies are properly disclosed.

d.	Comment: Please refrain from using generalities and open-ended terms and phrases (e.g., “including,” “such as,” “without limitation,” and “but not limited to”) in the descriptions of the principal investments and update the Funds’ principal investment strategies to describe with specificity the principal investments and strategies the Funds will use.

Response: The Registrant has considered the requested changes and modified the disclosure when deemed appropriate.

e.	Comment: Please disclose with specificity the types of restricted securities in which the Funds may principally invest.

Response: As noted in the second paragraph of the “Principal Investment Strategies” section, the restricted securities in which the Funds will principally invest are Rule 144A and Regulation S securities.

f.	Comment: Please confirm whether investing in emerging markets is a principal investment strategy of the Funds. If this is the case, please update the Funds’ principal investment strategies and risks accordingly.

Response: The Registrants confirm that the Funds will not principally invest in emerging markets. Therefore, no change was made in response to this comment.

g.	Comment: Please confirm whether the Funds have a percentage limit restriction with respect to investments in foreign securities. If so, please disclose it.

Response: The Funds do not have a percentage limit restriction with respect to investments in foreign securities.

h.	Comment: With respect to investments in derivatives, please provide additional detail regarding the derivatives instruments in which a Fund may principally invest.

Response: The Registrants have reviewed the disclosures and believe that the descriptions of derivatives in which a Fund may principally invest are properly disclosed. Therefore, no change was made in response to this comment.

i.	Comment: The “Leveraging Risk” section discusses that the Funds may borrow, however borrowing is not discussed in the principal investment strategies. Please adjust accordingly.

Response: The Registrants have removed the reference to borrowing in the “Leveraging Risk” section.

j.	Comment: Please confirm the type of American Depository Receipts (“ADRs”) in which the Funds will principally invest.

Response: As noted in the “Depository Receipts” Item 9 risk disclosure, the Funds will invest primarily in sponsored ADRs.

k.	Comment: Please explain why the Funds use the word “usually” in describing its principal investment strategies when it already uses the phrase “under normal market conditions.”

Response: The Registrants have deleted the term “usually” from the relevant portion of the “Principal Investment Strategies” section.

l.	Comment: Please confirm that a Fund will segregate its assets for total return swaps consistent with Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”). Please acknowledge that the Registrants are familiar with Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011) (the “Derivatives Concept Release”) and that the SEC may issue definitive guidance in the future.

Response: The Registrants have reviewed the disclosures and confirm that each Fund segregates its assets consistent with Release 10666. The Registrants acknowledge that they are familiar with the Derivatives Concept Release and that the SEC may issue definitive guidance in the future.

m.	Comment: Please confirm that the Prospectus discloses the types of securities into which convertible securities will convert.

Response: As disclosed under “Convertible Securities Risk” in Item 9, the Prospectus currently explains that the convertible securities in which a Fund may invest are “generally preferred stocks and other securities, including fixed income securities and warrants that are convertible into or exercisable for common stock.”

n.	Comment: Please confirm that the types of fixed income instruments in which the Funds may invest are adequately disclosed. In particular, please clarify that the Funds will not invest in high yield securities. If this is not the case, please add corresponding risk disclosure.

Response: The Registrants have reviewed the Prospectuses and believe that the fixed income instruments in which the Funds may invest are adequately disclosed. The Registrants have clarified that the Funds will not principally invest in high yield securities.

o.	Comment: Please add a statement describing how the Investment Manager will decide to sell a security in the “Principal Investment Strategies” section.

Response: The Registrants have added the following statement: “The Investment Manager may determine to sell a security for several reasons including the following: (1) to meet redemption requests; (2) to close-out or unwind derivatives transactions; (3) to realize gains; or (4) if market conditions change.”

4.	Principal Risks

a.	Comment: Please confirm that the risks disclosed in the “Principal Risks” section are the principal risks for each Fund based on the principal investment strategies of the Fund.

Response: The Registrants confirm that the risks disclosed in the “Principal Risks” section for the Funds are believed to be the principal risks for the Funds based on the Funds’ principal investment strategies.

b.	Comment: Please revise “Counterparty Risks” to list what specific derivatives apply to this risk.

Response: The Registrants believe the current “Derivatives Risk” disclosure adequately describes which derivative transactions have counterparty risks. The Registrants also note that the Item 9 “Derivatives Risk” more fully explains the types of derivatives transactions that expose the Funds to counterparty risks.

c.	Comment: Please fully explain what over-the-counter (“OTC”) transactions are when referring to them in the “Derivatives Risk” section.

Response: The Registrants believe the current “Derivatives Risk” disclosure describes OTC transactions. The Registrants also note that the Item 9 “Derivatives Risk” more fully explains OTC transactions.

d.	Comment: Please include extension risk if it is a principal risk of the Funds.

Response: The Registrants do not believe that extension risk is a principal risk of the Funds.

5.	Management of the Fund

Comment: In the “Management of the Fund” sections, please add “Investment Adviser” and “Portfolio Managers” sub-headings.

Response: The Registrants have reviewed the SEC staff’s comment and, although such sub-headings are not specifically required under Item 5 of Form N-1A, the Registrants will reconsider such changes during a future update to the Prospectuses.

6.	Comments Specific to the Mid Cap Growth Fund

Comment: The portfolio turnover rate is 149%, please consider whether it is appropriate to add “Active Trading Risk.”

Response: The Fund notes that “Management Risk” describes the risks of active trading.

7.	Additional Information Regarding Investment Objectives and Strategies

Comment: Please add “Principal” before “Investment Strategies” in the section heading entitled “Investment Objectives and Strategies.”

Response: The Registrants respectfully decline to incorporate this comment, because Item 9 of Form N-1A permits the Registrants to include both principal and non-principal investment objectives and strategies.

8.	Determination of Net Asset Value

Comment: The Prospectuses explain that the Investment Manager will fair value securities for which no readily available market quotation is available. Please add a sentence explaining that, although the Investment Manager makes the fair value determinations, the Registrants’ Boards have ultimate authority over such determinations.

Response: The Registrants believe that the disclosure is consistent with Item 11 of Form N-1A. The Registrants note that the Statement of Additional Information fully explains that the Registrants’ Boards have ultimate authority over fair value determinations. As a result, the Registrants respectfully decline to incorporate the suggested change at this time.

Comments Relating to the Statement of Additional Information (“SAI”)

9.	Investment Methods and Risk Factors

Comment: Item 16(b) requires that the SAI describe any investment strategies used by the Investment Manager in managing a Fund that are not principal strategies, and the risks of those strategies. In the “Investment Methods and Risk Factors” section, please remove those strategies that are considered principal, and the risks corresponding to those strategies, and place them in the Prospectus.

Response: The Registrants believe that the current disclosure in the SAI is fully consistent with Form N-1A. The “Investment Methods and Risk Factors” section in the SAI notes that the section contains disclosure regarding both principal and non-principal strategies, and the risks corresponding to those strategies. The disclosure notes that any strategy (and corresponding risks) described, but not described in a Fund’s Prospectus, should not be considered a principal strategy or corresponding risk to such strategy. The SAI provides additional information regarding principal and non-principal strategies, and the risks corresponding to those strategies, but makes clear which strategies are considered principal and non-principal. Thus, we have not implemented any change in response to this comment.

10.	Fundamental Policies

a.	Comment: In the lead-in paragraph to the Fundamental Policies, please revise the following sentence to note that it is not applicable to the “Liquidity” Operating Policy:

Any investment restrictions that involve a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition of securities or assets of, or borrowings by, a Fund.

Response: The Registrants have revised the sentence above as follows (new language underlined):

Any investment restrictions (with the exception of Operating Policy 7 [the Liquidity Operating Policy] as set forth below) that involve a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition of securities or assets of, or borrowings by, a Fund.

The Registrants have also added the following clarification after the Liquidity Operating Policy:

For purposes of Operating Policy seven [the Liquidity Operating Policy] directly above, under normal circumstances, a Fund will not hold more than 15% of its assets in illiquid securities; however, if securities that were liquid at the time of purchase subsequently become illiquid and result in the Fund holding illiquid securities in excess of 15% of its net assets, the Fund will no longer purchase additional securities and may reduce its holdings of illiquid securities in an orderly manner, but it is not required to dispose of illiquid holdings immediately if it is not in the interest of the Fund.

b.	Comment: With respect to Fundamental Policy 4 relating to industry concentration, please clarify the policy to note that a Fund may not invest in an amount equal to 25% or more of a Fund’s total assets in a particular industry or group of industries.

Response: The Registrants believe that they are not permitted to change the language of a fundamental policy without shareholder approval.

c.	Comment: In the final paragraph of the Fundamental Policies section, please provide a description of those transactions that are “economically equivalent to borrowing.”

Response: The Registrants have added the phrase “(e.g., reverse repurchase agreements)” immediately after the referenced language.

d.	Comment: Please confirm that the Registrants treat privately-issued mortgage-backed securities (“Private MBS”) as part of any industry or group of industries for concentration purposes.

Response: The Registrants confirm that they treat Private MBS as part of any industry or group of industries for concentration purposes.

11.	Operating Policies

a.	Comment: With respect to Operating Policy 6 relating to margin, please acknowledge that the Registrants are aware of the position of the staff of the SEC that open-end investment companies are restricted from establishing or using a margin account with a broker for the purpose of effecting securities transaction on margin because it creates a senior security under Section 18 of the 1940 Act. See Guidelines for the Preparation of Form N-8B-1, Investment Company Act Release No. 7221 (June 9, 1972).

Response: The Registrants acknowledge the SEC staff position.

b.	Comment: Please confirm that the Funds are subject to Operating Policy 2 relating to borrowing as this restriction appears inconsistent with the Funds’ investment strategies, which may include borrowing.

Response: The Registrants have removed the Operating Policy 2.

c.	Comment: Please confirm that each Fund acknowledges the SEC staff’s position that a Fund may not pledge to secure borrowings in an amount exceeding one-third of the Fund’s total assets. See Salomon Brothers, SEC No-Action Letter (pub. avail. May 4, 1974).

Response: The Registrants acknowledge the SEC staff position.

* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

Amy J. Lee

Secretary and Senior Vice President

Security Investors, LLC